                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File #:  000-30194


For the month of:  September 30, 2002 (3rd Quarter)
                   (Unaudited Financial Statements)


                            BIOFOREST PACIFIC, INC.
     --------------------------------------------------------------------
               (Translation of registrant's name into English)


       2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA  M5H 3M7
     --------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [X]    No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1918.


                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          BIOFOREST PACIFIC INC.


Date:  November 08, 2002                  By:  /s/ Ross J. McGroarty
      -------------------                    -------------------------
                                             Ross J. McGroarty, Chairman, ASO




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
                                     BIOFOREST PACIFIC INC.

                                         BALANCE SHEETS
                                          (Unaudited)


                                                                 September 30,     December 31,
                                                                     2002             2001
                                                                 -------------    -------------
                                             ASSETS

Current assets
  Cash                                                          $     102,303    $     637,352
  Accounts receivable                                                   6,070            7,202
  Marketable securities, at market value (cost $220,892)              210,175              -
                                                                 -------------    -------------
                                                                      318,548          644,554

Investment in related company
  Acquisition cost                                                          1                1
  Advances to related party                                           984,759          813,340
  Capital assets                                                        3,515              -
                                                                 -------------    -------------
                                                                $   1,306,823    $   1,457,895
                                                                 =============    =============

                                           LIABILITIES

Current liabilities
  Accounts payable                                              $      97,979    $      79,864
  Shareholder loan                                                    995,482          938,216
  Convertible debenture                                               513,023          513,023
                                                                 -------------    -------------
                                                                    1,606,484        1,531,103
                                                                 -------------    -------------

                                        CAPITAL DEFICIENCY

Share capital
  Authorized
    Unlimited number of common shares
  Issued
    42,169,302 shares (December 31, 2001 - 42,169,302 shares)      13,728,739       13,728,739

  Deficit                                                         (14,028,400)    ( 13,801,947)
                                                                 -------------    -------------
                                                                 (    299,661)    (     73,208)
                                                                 -------------    -------------
                                                                $   1,306,823    $   1,457,895
                                                                 =============    =============


Approved by the Board:

  /s/ Ross J. McGroarty
Ross J. McGroarty, Director

  /s/ David L. Hynes
David L. Hynes, Director


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
                                      BIOFOREST PACIFIC INC.

                               STATEMENTS OF OPERATIONS AND DEFICIT
                                           (Unaudited)


                                                                       Nine months ended
                                                                         September 30,
                                                                      2002          2001
                                                                  ------------   ------------

Revenue                                                          $          4   $      7,021
                                                                  ------------   ------------
Costs and expenses
  Administration and general                                           80,905         63,349
  Legal fees                                                           45,546         78,700
  Consulting fees, travel and promotion                                 1,281        926,713
  Interest                                                             88,008         68,388
  Write down of marketable securities                                  10,717            -
                                                                  ------------   ------------
                                                                      226,457      1,137,150
                                                                  ------------   ------------
Net loss                                                              226,453      1,130,129
Deficit, beginning of the period                                   13,801,947     12,699,734
                                                                  ============   ============
Deficit, end of the period                                       $ 14,028,400   $ 13,829,863
                                                                  ============   ============
Net loss per share                                               $       0.01   $       0.03
                                                                  ============   ============



                                     BIOFOREST PACIFIC INC.
                                   STATEMENTS OF CASH FLOWS
                                         (Unaudited)


                                                                       Nine months ended
                                                                         September 30,
                                                                      2002          2001
                                                                  ------------   ------------

Cash resources provided by (used in):
  Operating activities
    Operating loss                                               $(   226,453)  $( 1,130,129)
    Change in non-cash working capital balances
      Amortization of capital assets                                      903            -
      (Increase) decrease in accounts receivable                        1,132          3,135
      Increase (decrease) in accounts payable                     (    12,582)   (   114,225)
      Increase (decrease) in interest payable                          30,697         26,934
                                                                  ------------   ------------
                                                                  (   206,303)   ( 1,214,285)
                                                                  ------------   ------------
  Financing activities
    Share subscriptions received                                          -        2,802,858
    Related party loans - repayment                                    57,266    ( 1,594,324)
    Shareholder loan                                                      -          919,672
    Director advance                                                      -      (    73,994)
    Convertible debenture                                                 -      (   253,762)
                                                                  ------------   ------------
                                                                       57,266      1,800,450
                                                                  ------------   ------------
  Investing activities
    Purchase marketable securities                                (   220,892)           -
    Write down of marketable securities                                10,717            -
    Investments                                                           -      (   360,507)
    Capital assets                                                (     4,418)           -
    Advances to related company                                   (   171,419)           -
                                                                  ------------   ------------
                                                                  (   386,012)   (   360,507)
                                                                  ------------   ------------
Increase (decrease) in cash                                       (   535,049)       225,658

Cash, beginning of the period                                         637,352        546,146
                                                                  ------------   ------------
Cash, end of the period                                          $    102,303   $    771,804
                                                                  ============   ============
